EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Nine Months Ended March 31
	2014	2013	2012	2011	2010	2015	2014
Amounts in millions, except ratio amounts
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$14,320	$14,270	$12,111	$14,305	$13,948	$10,563	$11,180
Fixed charges (excluding capitalized interest)	928	899	1,000	1,052	1,167	646	693
TOTAL EARNINGS, AS DEFINED	$15,248	$15,169	$13,111	$15,357	$15,115	$11,209	$11,873
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$789	$754	$844	$888	$1,014	$531	$591
1/3 of rental expense	174	171	176	170	176	129	129
TOTAL FIXED CHARGES, AS DEFINED	$963	$925	$1,020	$1,058	$1,190	$660	$720
RATIO OF EARNINGS TO FIXED CHARGES	15.8x	16.4x	12.9x	14.5x	12.7x	17.0x	16.5x